Exhibit 99.1

Kamada Reports Financial Results for Third Quarter and First Nine Months of 2019

•	Total Revenues for Third Quarter and First Nine Months of 2019 were $33.1 Million and $95.1 Million, Respectively, Compared to $15.0 Million and $66.3 Million in the Respective Periods in 2018.
•	As a Reminder, Kamada’s Third Quarter 2018 Performance was Impacted by the Then Labor Strike in the Company’s Manufacturing Facility.
•	Gross Profit for Third Quarter and First Nine Months of 2019 was $12.9 Million and $37.6 Million, Respectively, Compared to $2.5 Million and $20.2 Million in the Respective Periods in 2018.
•
Net Income for Third Quarter and First Nine Months of 2019 was $5.8 Million and $16.9 Million, Respectively, Compared to Net Loss of $2.4 Million and Net Income of $4.6 Million in the Respective Periods in 2018.

•	Reiterating Full-Year 2019 Total Revenue Guidance of $125 Million to $130 Million and Intends to Provide 2020 Revenue Guidance Prior to the End of 2019.

REHOVOT, Israel – November 13, 2019 -- Kamada Ltd. (Nasdaq: KMDA; TASE: KMDA.TA), a plasma-derived protein therapeutics company, today announced financial results for the three months and nine months ended September 30, 2019.

“We are pleased with our continued strong performance in the third quarter and year-to-date 2019,” said Amir London, Kamada’s Chief Executive Officer.  “For the third quarter of 2019, total revenues were $33.1 million, a 121% increase compared to the third quarter of 2018, which, as a reminder, was negatively impacted by our manufacturing facility labor strike.  For the first nine months of 2019, total revenues were $95.1 million, representing a 44% increase over the first nine months of 2018. Based on our continued strong performance in the third quarter, and our positive outlook for the fourth quarter of the year, we expect to achieve our full-year 2019 total revenue guidance of $125 million to $130 million.”

“Our overall gross profit was $12.9 million and $37.6 million during the third quarter and nine months ended September 30, 2019, respectively,” continued Mr. London.  “Gross margins in our Proprietary Products segment for both the third quarter and the first nine months of 2019 were 47%, and our adjusted EBITDA for the third quarter and the first nine months of 2019 was $7.2 million and $21.7 million, respectively.  Our cash, cash equivalents and short-term investments were $66.8 million as of September 30, 2019, an increase of $16.2 million compared to the end of 2018.”

“As recently announced, we extended our strategic supply agreement with Takeda for GLASSIA® and we will continue to produce the product for the U.S. market through 2021.  Takeda intends to complete the technology transfer of the product and pending FDA approval, will commence its own production of GLASSIA for the U.S. market,” continued Mr. London.  “Based on the extended agreement, we project that total revenues from sales of GLASSIA to Takeda in 2019-2021 will be in the range of $155 million to $180 million.  While the transition of GLASSIA manufacturing to Takeda during 2021 will result in a significant reduction of Kamada’s revenues, based on current GLASSIA sales in the U.S. and forecasted future growth, we expect to receive a flow of future royalty payments from Takeda in the range of $10 million to $20 million per year from 2022 to 2040.”

“We can also report important progress in our clinical development pipeline.  During the third quarter, we submitted our amended Investigational New Drug (IND) application to the U.S. Food and Drug Administration (FDA) for our proprietary inhaled AAT for the treatment of Alpha-1 Antitrypsin Deficiency (AATD).  We expect an update from the agency on the status of this filing in the near future.  We expect to begin dosing the first patient in the Phase 3 trial in Europe before the end of 2019, and pending IND approval, we will also begin recruiting patients for this study in the U.S.,” concluded Mr. London.

Financial Highlights for the Three Months Ended September 30, 2019

•
Total revenues were $33.1 million in the third quarter of 2019, a 121% increase from the $15.0 million recorded in the third quarter of 2018.  As a reminder, Kamada’s third quarter 2018 financial results were impacted by the then labor strike in the Company’s manufacturing facility

•	Revenues from the Proprietary Products segment in the third quarter of 2019 were $24.9 million, a 163% increase from the $9.5 million reported in the third quarter of 2018
•	Revenues from the Distribution segment were $8.2 million in the third quarter of 2019, a 49% increase from the $5.5 million recorded in the third quarter of 2018
•
Gross profit was $12.9 million in the third quarter of 2019, a 411% increase from the $2.5 million reported in the third quarter of 2018.  Gross margin increased to 39% from 17% in the third quarter of 2018

•
Operating expenses, including R&D, Sales & Marketing, G&A, and Other expenses, totaled $7.2 million in the third quarter of 2019, as compared to $5.0 million in the third quarter of 2018.  As Kamada is in the process of initiating its Inhaled AAT Phase 3 clinical and the first patient in the trial is expected to be enrolled before the end of the year. The Company continues to expect that its annual R&D expenses will increase for full-year 2019 as compared to 2018

•	Net income was $5.8 million or $0.14 per share, in the third quarter of 2019, as compared to a net loss of $2.4 million, or ($0.06) per share, in the third quarter of 2018
•	Adjusted EBITDA, as detailed in the tables below, was $7.2 million in the third quarter of 2019, as compared to ($1.4) million in the third quarter of 2018
•	Cash provided by operating activities was $6.1 million in the third quarter of 2019, as compared to cash provided by operating activities of $1.0 million in the third quarter of 2018

Financial Highlights for the Nine Months Ended September 30, 2019

•
Total revenues were $95.1 million in the first nine months of 2019, a 44% increase from the $66.3 million recorded in the first nine months of 2018.  As a reminder, Kamada’s financial results for the nine months ended September 30, 2018, were impacted by the third quarter 2018 labor strike in the Company’s manufacturing facility

•	Revenues from the Proprietary Products segment for the first nine months of 2019 were $72.5 million, a 52% increase from the $47.6 million reported in the first nine months of 2018
•	Revenues from the Distribution segment were $22.6 million in the first nine months of 2019, a 21% increase from the $18.6 million recorded in the first nine months of 2018
•
Gross profit was $37.6 million in the first nine months of 2019, an 86% increase from the $20.2 million reported in the first nine months of 2018.  Gross margin increased to 40% from 31% in the first nine months of 2018

•	Operating expenses, including R&D, Sales & Marketing and G&A, and Other expenses, totaled $20.3 million in the first nine months of 2019, as compared to $16.3 million in the first nine months of 2018
•	Net income was $16.9 million, or $0.42 per share, in the first nine months of 2019, as compared to net income of $4.6 million, or $0.11 per share, in the first nine months of 2018
•	Adjusted EBITDA, as detailed in the tables below, was $21.6 million in the first nine months of 2019, as compared to $7.4 million in the first nine months of 2018
•	Cash provided by operating activities was $18.9 million in the first nine months of 2019, as compared to cash provided by operating activities of $4.2 million in the first nine months of 2018

Balance Sheet Highlights
As of September 30, 2019, the Company had cash, cash equivalents, and short-term investments of $66.8 million, as compared to $50.6 million at December 31, 2018.

Recent Corporate Highlights

•	Extended strategic supply agreement with Takeda for GLASSIA supply through 2021
•	Submitted to the FDA an amended IND to conduct a Phase 3 clinical trial of inhaled AAT for the treatment of AATD
•
Hosted a scientific meeting entitled, “New Insights Into Alpha-1 Deficiency,” focused on up-to-date data regarding the suggested benefits of augmentation therapy in AATD around the European Respiratory Congress

•
Announced that the results of the registration study for KEDRAB® [Rabies Immune Globulin (Human)] were published in Human Vaccines & Immunotherapeutics, a peer-reviewed medical journal covering research into vaccines and immunotherapeutics in humans

Conference Call
Kamada management will host an investment community conference call on Wednesday, November 13th at 8:30am Eastern Time to discuss these results and answer questions. Shareholders and other interested parties may participate in the conference call by dialing 877-407-0792 (from within the U.S.), 1 809 406 247 (from Israel), or 201-689-8263 (International) and entering the conference identification number: 13695272.

The call will also be webcast live on the Internet on the Company’s website at www.kamada.com.

About Kamada
Kamada Ltd. is focused on plasma-derived protein therapeutics for orphan indications, and has a commercial product portfolio and a late-stage product pipeline. The Company uses its proprietary platform technology and know-how for the extraction and purification of proteins from human plasma to produce Alpha-1 Antitrypsin (AAT) in a highly-purified, liquid form, as well as other plasma-derived Immune globulins.  AAT is a protein derived from human plasma with known and newly-discovered therapeutic roles given its immunomodulatory, anti-inflammatory, tissue-protective and antimicrobial properties. The Company’s flagship product is GLASSIA®, the first liquid, ready-to-use, intravenous plasma-derived AAT product approved by the U.S. Food and Drug Administration. Kamada markets GLASSIA® in the U.S. through a strategic partnership with Takeda Pharmaceuticals Company Limited and in other counties through local distributors.  Kamada’s second leading product is KamRAB, a rabies immune globulin (Human) for Post-Exposure Prophylaxis against rabies infection. KamRAB is FDA approved and is being marketed in the U.S. under the brand name KEDRAB and through a strategic partnership with Kedrion S.p.A. In addition to GLASSIA and KEDRAB, Kamada has a product line of four other plasma-derived pharmaceutical products administered by injection or infusion, that are marketed through distributors in more than 15 countries, including Israel, Russia, Brazil, India and other countries in Latin America and Asia. Kamada has late-stage products in development, including an inhaled formulation of AAT for the treatment of AAT deficiency, and in addition, its intravenous AAT is in development for other indications, such as GvHD, prevention of lung transplant rejection and type-1 diabetes. Kamada also leverages its expertise and presence in the plasma-derived protein therapeutics market by distributing more than 20 complementary products in Israel that are manufactured by third parties.

Cautionary Note Regarding Forward-Looking Statements
This release includes forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, including statements regarding re-affirmation of the 2019 revenue guidance, our positive outlook for the fourth quarter of the year, our projected total revenues from sales of GLASSIA to Takeda during the years 2019-2021 will be in the range of $155 million to $180 million, our expectation to receive a flow of future royalty payments from Takeda in the range of $10 million to $20 million per year from 2022 to 2040, our expectation to receive an update from the FDA on the status of our recently filed IND amendment application with respect to our Phase 3 clinical trial for Inhaled AAT, the timing of the start of dosing of first patients in the Phase 3 clinical trial for Inhaled AAT in Europe before the end of this year and in the U.S. following IND amendment approval and expectation of higher R&D expenses due to initiation of the Phase 3 clinical trial for Inhaled AAT. Forward-looking statements are based on Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, unexpected results of ongoing clinical studies, delays with the studies, additional competition in the markets that Kamada competes, including AAT, regulatory delays, prevailing market conditions, corporate events associated with our partners, including Takeda, and the impact of general economic, industry or political conditions in the U.S., Israel or otherwise. The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

CONTACTS:
Chaime Orlev
Chief Financial Officer
IR@kamada.com

Bob Yedid
LifeSci Advisors, LLC
646-597-6989
Bob@LifeSciAdvisors.com

CONSOLIDATED BALANCE SHEETS

	As of September 30,		As of December 31,
	2019	2018	2018
	Unaudited		Audited
	U.S Dollars in thousands
Current Assets
Cash and cash equivalents	$27,449	$12,871	$18,093
Short-term investments	39,380	32,051	32,499
Trade receivables, net	23,999	14,826	27,674
Other accounts receivables	1,722	1,858	3,308
Inventories	34,031	28,934	29,316
Total Current Assets	126,581	90,540	110,890

Property, plant and equipment, net	28,297	24,406	25,004
Other long term assets	178	176	174
Deferred taxes	1,445	-	2,048
Total Non-Current Assets	29,920	24,581	27,226
Total Assets	$156,501	$115,121	$138,116

Current Liabilities
Current maturities of bank loans and leases	$1,537	$585	$562
Trade payables	13,079	11,512	17,285
Other accounts payables	5,439	4,662	5,261
Deferred revenues	561	1,854	461
Total Current Liabilities	20,616	18,613	23,569

Non-Current Liabilities

Bank loans and leases	4,513	880	716
Deferred revenues	347	677	668
Employee benefit liabilities, net	884	1,035	787
Total Non-Current Liabilities	5,744	2,592	2,171

Shareholder's Equity
Ordinary shares	10,420	10,406	10,409
Additional paid in capital	179,589	178,873	179,147
Capital reserve due to translation to presentation currency	(3,490)	(3,490)	(3,490)
Capital reserve from hedges	18	(8)	(57)
Capital reserve from securities measured at fair value through other comprehensive income	137	(5)	34
Capital reserve from share-based payments	9,898	9,246	9,353
Capital reserve from employee benefits	4	(337)	4
Accumulated deficit	(66,435)	(100,769)	(83,024)
Total Shareholder’s Equity	130,141	93,916	112,376
Total Liabilities and Shareholder’s Equity	$156,501	$115,121	$138,116

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Nine months period ended		Three months period ended		Year ended
	September 30,		September 30,		December 31,
	2019	2018	2019	2018	2018
	Unaudited		Unaudited		Audited
	U.S Dollars In thousands

Revenues from proprietary products	$72,521	$47,646	$24,859	9,454	$90,784
Revenues from distribution	22,595	18,612	8,207	5,521	23,685

Total revenues	95,116	66,258	33,066	14,975	114,469

Cost of revenues from proprietary products	38,412	30,506	13,234	7,869	52,796
Cost of revenues from distribution	19,056	15,536	6,968	4,587	20,201

Total cost of revenues	57,468	46,042	20,202	12,456	72,997

Gross profit	37,648	20,216	12,864	2,519	41,472

Research and development expenses	9,730	7,174	3,477	2,323	9,747
Selling and marketing expenses	3,441	2,724	1,161	818	3,630
General and administrative expenses	6,851	6,132	2,230	1,902	8,525
Other expenses and (incomes)	327	311	299	-	311
Operating income ( loss)	17,299	3,875	5,697	(2,524)	19,259

Financial income	887	628	328	214	830
Financial expenses	(217)	(145)	(68)	(39)	(172)
Change in fair value of debt securities	(3)	(152)	55	(45)	(178)
Income (expense) in respect of currency exchange differences and derivatives instruments, net	(503)	334	25	3	602
Income ( loss) before taxes	17,463	4,540	6,037	(2,391)	20,341
Taxes on income	574	(11)	214	-	(1,955)

Net Income ( loss)	16,889	4,551	5,823	(2,391)	22,296

Other Comprehensive Income (loss) :
Items that may be reclassified to profit or loss in subsequent periods:
Gain (loss) from securities measured at fair value through other comprehensive income	132	(1)	(66)	28	51
Gain (loss) on cash flow hedges	99	(88)	28	56	(176)
Net amounts transferred to the statement of profit or loss for cash flow hedges	(20)	34	(18)	27	70
Items that will not be reclassified to profit or loss in subsequent periods:
Actuarial gain (loss) from defined benefit plans	-	-	-	-	340
Deferred taxes	(33)	-	16	-	(9)
Total comprehensive income (loss)	$17,067	$4,496	$5,783	$(2,280)	$22,572

Income (loss) per share attributable to equity holders of the Company:
Basic income (loss) per share	$0.42	$0.11	$0.14	$(0.06)	$0.55
Diluted income (loss) per share	$0.42	$0.11	$0.14	$(0.06)	$0.55

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine months period Ended		Three months period Ended		Year Ended
	September, 30		September, 30		December 31,
	2019	2018	2019	2018	2018
	Unaudited				Audited
	U.S Dollars In thousands
Cash Flows from Operating Activities
Net income	$16,889	$4,551	$5,823	$(2,391)	$22,296

Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Adjustments to the profit or loss items:
Depreciation	3,379	2,814	1,128	874	3,703
Financial income, net	(164)	(665)	(340)	(133)	(1,082)
Cost of share-based payment	987	679	353	294	948
Taxes on income	574	(11)	214	-	(1,955)
Loss (gain) from sale of property and equipment	(2)	70	-	-	55
Change in employee benefit liabilities, net	97	(109)	66	(18)	(16)
	4,871	2,778	1,421	1,017	1,653
Changes in asset and liability items:

Decrease in trade receivables, net	4,408	15,346	1,806	9,929	2,311
Decrease (increase) in other accounts receivables	1,204	(179)	955	(16)	(1,336)
Decrease (increase) in inventories	(4,715)	(7,864)	1,470	(1,561)	(8,246)
Decrease in deferred expenses	333	522	605	91	235
Decrease in trade payables	(4,585)	(6,394)	(6,512)	(4,786)	(1,116)
Increase (decrease) in other accounts payables	379	(1,117)	432	(141)	(658)
Decrease in deferred revenues	(221)	(3,860)	(95)	(1,286)	(5,256)
	(3,197)	(3,546)	(1,339)	2,230	(14,066)
Cash received (paid) during the period for:

Interest paid	(182)	(42)	(58)	(12)	(54)
Interest received	554	451	254	204	739
Taxes paid	(25)	(17)	(9)	(8)	(22)
	347	392	187	184	663
Net cash provided by operating activities	$18,910	$4,175	$6,092	$1,040	$10,546

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine months period Ended		Three months period Ended		Year Ended
	September, 30		September, 30		December 31,
	2019	2018	2019	2018	2018
	Unaudited				Audited
	U.S Dollars In thousands
Cash Flows from Investing Activities

Proceeds of investment in short term investments, net	(6,160)	$(1,747)	$(1,032)	$207	$(2,322)
Purchase of property and equipment and intangible assets	(1,488)	(2,033)	(731)	(534)	(2,884)
Proceeds from sale of property and equipment	9	15	-	-	30
Net cash used in investing activities	(7,639)	(3,765)	(1,763)	(327)	(5,176)

Cash Flows from Financing Activities
Proceeds from exercise of share base payments	12	6	3	3	9
Repayment of long-term loans and leases	(1,147)	(450)	(386)	(149)	(596)
Net cash used in financing activities	(1,135)	(444)	(383)	(146)	(587)

Exchange differences on balances of cash and cash equivalent	(780)	224	(332)	(52)	629
Increase in cash and cash equivalents	9,356	190	3,614	515	5,412
Cash and cash equivalents at the beginning of the period	18,093	12,681	23,835	12,356	12,681
Cash and cash equivalents at the end of the period	27,449	$12,871	27,449	$12,871	$18,093
Significant non-cash transactions
Purchase of property and equipment through leases	$4,984	$-	$436	$-	$-
Purchase of property and equipment	$264	$215	$264	$215	$720

ADJUSTED EBITDA

	Nine months period ended		Three months period ended		Year ended
	September 30,		September 30,		December 31,
	2019	2018	2019	2018	2018
	In thousands
Net income (loss)	$16,889	$4,551	$5,823	$(2,391)	$22,296
Taxes on income	574	(11)	214	-	(1,955)
Financial income, net	(164)	(665)	(340)	(133)	(1,082)
Depreciation	3,379	2,814	1,128	874	3,703
Cost of share - based payments	987	679	353	294	948
	$21,665	$7,368	$7,178	$(1,356)	$23,910

ADJUSTED NET INCOME

	Nine months period ended		Three months period ended		Year ended
	September 30,		September 30,		December 31,
	2019	2018	2019	2018	2018
	In thousands
Net income (loss)	$16,889	$4,551	$5,823	$(2,391)	$22,296
Cost of share - based payments	987	679	353	294	948
Adjusted net income	$17,876	$5,230	$6,176	$(2,097)	$23,244